
ITEM 1 - ORGANIZATION CHART

NAME OF                             ENERGY OR                                         PERCENTAGE OF
REPORTING                           GAS RELATED       DATE OF         STATE OF        VOTING           NATURE OF
COMPANY                             COMPANY           ORGANIZATION    ORGANIZATION    SECURITIES HELD  BUSINESS
EUA Compression Services Inc.       Energy Related    5/23/97         Massachusetts   100             electro-
                                                                                                      technologies
AllQuest Compressor Services,
L.L.C. *                            Energy Related    5/23/97         Delaware        9.9             electro-
                                                                                                      technologies
*  EUA Energy Investment Corporation and Phillips Development have agreed to discontinue Allquest
Compression Services, LLC.  Financials statements for Allquest are not included in this filing.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
($ in 000's)


COMPANY         TYPE OF     PRINCIPAL                         PERSON TO        COLLATERAL    CONSIDERATION
ISSUING         SECURITY    AMOUNT OF   ISSUE OR   COST OF    WHOM SECURITY    GIVEN WITH    RECEIVED FOR
SECURITY        ISSUED      SECURITY    RENEWAL    CAPITAL    WAS ISSUED       SECURITY      EACH SECURITY
EUA Energy     short term   337         issue      5.38%      EUA Compression
Investment     notes                                          Services


                                                         AMOUNT OF
COMPANY                            COMPANY               CAPITAL
CONTRIBUTING                       RECEIVING             CONTRIBUTION
CAPITAL                            CAPITAL                 (000's)
None.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies.


REPORTING     ASSOCIATE
COMPANY       COMPANY         TYPES OF    DIRECT    INDIRECT             TOTAL
RENDERING     RECEIVING       SERVICES    COSTS     COSTS      COST OF   AMOUNT
SERVICES      SERVICES        RENDERED    CHARGED   CHARGED    CAPITAL   BILLED

None.

Part II - Transactions performed by associate companies on behalf of reporting companies.

REPORTING     ASSOCIATE
COMPANY       COMPANY          TYPE OF   DIRECT   INDIRECT            TOTAL
RENDERING     RECEIVING        SERVICES   COSTS    COSTS    COST OF   AMOUNT
SERVICES      SERVICES         RENDERED  CHARGED  CHARGED   CAPITAL   BILLED

EUA Service   EUA Compression  labor      $268                      $268
Corporation   Services, Inc.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
($ IN 000'S)


INVESTMENTS IN ENERGY-RELATED COMPANIES:

TOTAL CONSOLIDATED CAPITALIZATION AS OF 3/31/99     714,516     (line 1)
TOTAL CAPITALIZATION AS MULTIPLIED BY 15%            107,177     (line 2)
(line 1 multiplied by 0.15)

GREATER OF $50 MILLION OR line 2                         107,177 (line 3)

TOTAL CURRENT AGGREGATE INVESTMENT:
EUA Compression Services Inc. (Electrotechnologies)          337

TOTAL CURRENT AGGREGATE INVESTMENT                           337 (line 4)

DIFFERENCE BETWEEN THE GREATER OF $50 MILLION
OR 15% OF CAPITALIZATION AND THE TOTAL
AGGREGATE INVESTMENT OF THE REGISTERED
HOLDING COMPANY SYSTEM (line 3 less line 4)              106,840 (line 5)

ITEM 5 -  OTHER INVESTMENTS

MAJOR LINE OF       OTHER INV.       OTHER INV        REASON FOR
ENERGY-RELATED      IN LAST          IN THIS          DIFFERENCE IN
BUSINESS            U-9C-3 REPORT    U-9C-3 REPORT    OTHER INV.

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

EUA Compression Services, Inc.
Balance Sheet
(In thousands)
March 31, 1999
(unaudited)

             ASSETS

Non-Utility Property:
 Other Investments & Notes Recievable      13
    Total Non-utility Property             13

Current Assets
 Accounts Recievable - Other               60
    Total Currents Assets                  60

Total Assets                              $73

             LIABILITIES

Unapprop. Retained Earnings             $(259)
    Total Capitalization                 (259)

Current Liabilities
 Notes Payable                            337
 Accounts Payable                          44
 Interest Accrued                          23
    Total Current Liabilities             399

Accumulated Deferred Taxes                (72)

Total Liabilities                         $73



EUA Compression Services, Inc.
Income Statement
(In thousands)
For the quarter and year-to-date periods ended March 31, 1999
(unaudited)
                          3 Months Ended      Year to date
                          March 31, 1999      March 31, 1999
Operations expense              0                    0
Depreciation and amortization   1                    1
    Total operating expense     1                    1
Operating Income               (1)                  (1)
Other Income & Deductions       1                    1
Income before Interest Charges  0                    0
Interest Charges                4                    4
Net Income                     (4)                  (4)


B. Exhibits

1. Certificate of Notification

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
                                            :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to
                                            :       Form U-9C-3
                                            :
                                            :
(Public Utility Holding Company Act of 1935):
---------------------------------------------
     In accordance with the terms and conditions of Rule 58 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated February 14, 1997 Release No. 35-26667 (the "Order"), the undersigned hereby encloses herewith for filing pursuant to the above-referenced Order for the period ended March 31, 1999. A copy of this filing has been sent to:

            Massachusetts Department of Telecommunications & Energy 100 Cambridge Street
            Boston, MA  02202

            and

            Rhode Island Public Utilities Commission
            100 Orange Street
            Providence, RI  02903

                                     Very truly yours,


                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer



Date: May 26, 1999